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SECU[...]SSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
DEC 28 2009
Washington, DC

SEC FILE NUMBER
8- 50470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/08 AND ENDING 10/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salman Partners (USA) Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17th Floor, 1095 West Pender
(No. and Street)

Vancouver BC V6E 2M6
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Mitchell, Chief Financial Officer 604-622-5294
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

700 West Georgia Street Vancouver BC V7Y 1C7
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salman Partners (U.S.A.) Inc., as of October 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOEL Z. GOLDEN
Barrister & Solicitor
1200 Waterfront Centre, 200 Burrard Street
P.O. Box 48600, Vancouver, Canada V7X 1T2
604-640-4141

Statement of Financial Condition
[Expressed in U.S. Dollars]

Salman Partners (U.S.A.) Inc.

October 31, 2009

ERNST & YOUNG

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholder of
Salman Partners (U.S.A.) Inc.

We have audited the accompanying statement of financial condition of **Salman Partners (U.S.A.) Inc.** as of October 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We are not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, this financial statement referred to above presents fairly, in all material respects, the financial position of **Salman Partners (U.S.A.) Inc.** at October 31, 2009 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP
Chartered Accountants

Vancouver, Canada,
November 27, 2009.

Salman Partners (U.S.A.) Inc.

STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. Dollars]

As at October 31

	2009 $
ASSETS	
Cash	3,586,637
Due from broker dealer *[note 6[b]]*	80,926
Income taxes recoverable	281,435
Other receivables	6,786
Marketable securities	180,600
	4,136,384
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable and accrued liabilities *[note 6[a]]*	72,153
Due to clients	80,137
Deferred tax liability	62,778
Liabilities subordinated to claims of general creditors *[note 4]*	1,500,000
Total liabilities	1,715,068
Stockholder's equity	
Common stock *[note 5]*	150,000
Retained earnings	2,271,316
Total stockholder's equity	2,421,316
	4,136,384

See accompanying notes

Salman Partners (U.S.A.) Inc.

NOTES TO STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. Dollars]

October 31, 2009

1. NATURE OF OPERATIONS

Salman Partners (U.S.A.) Inc. [the "Company"] is a broker dealer registered under the Securities Exchange Act of 1934 and was incorporated under the Canadian Business Corporations Act on March 19, 1996.

The Company is a registrant with the Financial Industry Regulatory Authority ["FINRA"].

The Company is a wholly owned subsidiary of Salman Partners Inc., a Canadian-owned investment dealer. Salman Partners Inc. is a member of the Investment Industry Regulatory Organization of Canada.

The Company's primary source of revenue is commission income relating to securities trade execution for U.S. resident clients. The Company effects all of its securities transactions through Salman Partners Inc., acting as clearance and settlement agent for the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Marketable securities

Marketable securities are recorded at fair value at the statement of financial condition date. Fair value is generally based on published market prices, quoted prices from dealers, recent market transactions or on such other information and valuation methods as may be reasonable in the circumstances. Unrealized gains and losses are included in income.

Securities transactions

Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade date basis.

NOTES TO STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. Dollars]

October 31, 2009

Use of estimates

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Foreign exchange transaction

The functional currency of the Company is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are converted into U.S. dollars at the exchange rate in effect at the date of this statement.

Income taxes

The amount of current and deferred income taxes payable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates.

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

Fair value measurements

Effective November 1, 2008, the Company adopted Accounting Standards Codification ["ASC"] 820, *Fair Value Measurements*. There was no impact on the Company's financial statements as a result of the adoption. Refer to note 3 for further information.

The hierarchy of U.S. generally accepted accounting principles ["U.S. GAAP"]

Financial Accounting Standards Board ["FASB"] Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* identifies the sources of accounting principles and provides a GAAP hierarchy for selecting the principles to be used in the preparation of this financial statement that are presented in conformity with U.S. GAAP. The Company adopted the standard effective November 1, 2008 with no impact on this financial statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. Dollars]

October 31, 2009

Future accounting pronouncements

Accounting for uncertainty in income taxes

On July 13, 2006, the FASB released ASC No. 740 ["ASC 740"], formerly known as FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*. ASC 740 provides guidance on how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions have a "more-likely-than-not" probability of being sustained by the applicable tax authority. Tax positions deemed to not meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the reporting period in which they are realized. Adoption of ASC 740 for eligible non-public enterprises is required for fiscal years beginning after December 15, 2008. The adoption of this standard is not expected to have a material impact on the Company's financial condition.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, amounts due from/to broker dealer and clients, other receivables, accounts payable and accrued liabilities and liabilities subordinated to claims of general creditors. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments, except as noted below. The fair values of these financial instruments approximate their carrying values.

Currency risk

The Company holds certain of its assets and incurs certain of its liabilities in Canadian dollars. Foreign exchange risk therefore arises from the possibility that changes in the price of foreign currencies will result in losses.

Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. To minimize its exposure, the Company trades only for institutional investors, requires settlement of securities transactions on a delivery against payment basis and monitors credit exposures.

Market risk

Market risk is the risk that a change in market prices, interest rate levels, indices, liquidity and other market factors will result in losses.

The Company is exposed to market risk as a result of its dealing in equity securities. The Company mitigates its market risk exposure through controls to limit concentration levels and capital usage within its accounts.

Fair value measurements

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access; Level 2 inputs are inputs, other than quoted prices in active markets, that are either directly or indirectly observable; Level 3 inputs are unobservable inputs for the asset or liability that rely on management's assumptions about how the market participants would price the asset or liability.

All of the Company's financial assets and liabilities which are reported at fair value meet the definition of Level 1 inputs.

NOTES TO STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. Dollars]

October 31, 2009

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Debt under subordination agreements consists of the following:

	2009 $
Note payable to parent with interest calculated at 1.0% per annum, maturing on September 30, 2011	200,000
Note payable to parent with interest calculated at 1.0% per annum, maturing on September 30, 2011	300,000
Note payable to parent with interest calculated at 1.0% per annum, maturing on April 30, 2011	1,000,000
	1,500,000

Liabilities subordinated to the claims of general creditors represent loans from the Company's parent, Salman Partners Inc. The loans are covered by agreements approved by FINRA, and are available to the Company in computing net capital under the U.S. Securities and Exchange Commission's Uniform Net Capital Rule ["Rule 15c3-1"]. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they are not to be repaid.

5. COMMON STOCK

	2009 $
Authorized	
Unlimited number of common shares without par value	
Issued and fully paid	
150,000 common shares	150,000

NOTES TO STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. Dollars]

October 31, 2009

6. RELATED PARTY TRANSACTIONS

During 2009, the Company entered into the following transactions and maintained the following balances with related parties:

[a] At October 31, 2009, accounts payable and accrued liabilities of $72,153 were payable to the Company's parent, Salman Partners Inc.

[b] At October 31, 2009, amounts due from broker dealer of $80,926 were receivable from the Company's parent, Salman Partners Inc.

The above referenced transactions have been measured using the exchange amount, which is the amount that has been agreed to by the transacting parties.

7. NET CAPITAL REQUIREMENTS

As a registered broker dealer, the Company is subject to Rule 15c3-1. The Company follows the primary [aggregate indebtedness] method under Rule 15c3-1 which requires it to maintain a minimum net capital of the greater of $100,000 and one-fifteenth of its aggregate indebtedness. The Company had net capital at October 31, 2009 of $3,313,618, representing an excess of $3,213,618 over the minimum net capital required.